Exhibit 99.1

Stockholm	15 May 2024

Notice of annual general meeting of Calliditas Therapeutics AB (publ)

The shareholders of Calliditas Therapeutics AB (publ) (“Calliditas Therapeutics”), Reg. No. 556659-9766, with registered office in Stockholm, are summoned to the annual general meeting on Monday 17 June 2024 at 2.00 p.m. CEST at Klara, Klarabergsviadukten 90, SE-111 64 Stockholm, Sweden. Registration starts at 01.30 p.m. CEST.

Right to participate in the annual general meeting and notice of participation

Participation in the annual general meeting at the venue

A shareholder who wishes to participate in the annual general meeting at the venue in person or represented by a proxy must (i) be recorded as a shareholder in the share register maintained by Euroclear Sweden AB relating to the circumstances on 7 June 2024, and (ii) no later than 11 June 2024 give notice by post to Calliditas Therapeutics AB (publ), Annual General Meeting 2024, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm, Sweden or via e-mail to GeneralMeetingService@euroclear.com. When providing such notice, the shareholder shall state name, personal or corporate registration number, address, telephone number and the number of any accompanying assistant(s) (maximum two assistants) as well as information about any proxy.

If a shareholder is represented by proxy, a written, dated proxy for the representative must be issued. A proxy form is available on the company’s website, www.calliditas.se. If the proxy is issued by a legal entity, a certificate of registration or equivalent certificate of authority should be enclosed. To facilitate the registration at the general meeting, the proxy and the certificate of registration or equivalent certificate of authority should be sent to the company as set out above so that it is received no later than 16 June 2024.

Participation by advance voting

A shareholder who wishes to participate in the annual general meeting by advance voting must (i) be recorded as a shareholder in the share register maintained by Euroclear Sweden AB relating to the circumstances on 7 June 2024, and (ii) give notice no later than 11 June 2024, by casting its advance vote in accordance with the instructions below so that the advance vote is received by Euroclear Sweden AB no later than on that day.

A shareholder who wishes to participate in the annual general meeting at the venue in person or represented by a proxy must give notice thereof in accordance with what is set out under Participation in the annual general meeting at the venue above. This means that a notification by advance vote is not sufficient for a person who wishes to participate at the venue.

A special form shall be used when advance voting. The advance voting form is available on the company’s website www.calliditas.se. A completed and signed form may be submitted by post to Calliditas Therapeutics AB (publ), Annual General Meeting 2024, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm, Sweden or via e-mail to GeneralMeetingService@euroclear.com. The completed form shall be received by Euroclear Sweden AB not later than 11 June 2024. Shareholders who are natural persons may also cast their votes electronically through BankID verification via https://anmalan.vpc.se/EuroclearProxy/. The shareholder may not provide special instructions or conditions in the voting form. If so, the advance vote in its entirety is invalid. Further instructions and conditions are included in the form for advance voting.

If a shareholder votes by proxy, a written and dated proxy shall be enclosed to the advance voting form. A proxy form is available on the company’s website www.calliditas.se. If the shareholder is a legal entity, a certificate of registration or equivalent certificate of authority should be enclosed. If a shareholder has voted in advance and then attends the annual general meeting in person or through a proxy, the advance vote is still valid except to the extent the shareholder participates in a voting procedure at the general meeting or otherwise withdraws its casted advance vote. If the shareholder chooses to participate in a voting at the general meeting, the vote cast will replace the advance vote with regard to the relevant item on the agenda.

For questions regarding the annual general meeting or to have the advance voting form sent by post, please contact Euroclear Sweden AB, by telephone +46 8 402 91 33 (Monday-Friday 09:00-16:00 CEST).

Nominee-registered shares

To be entitled to participate in the annual general meeting, a shareholder whose shares are held in the name of a nominee must, in addition to providing notification of participation, register its shares in its own name so that the shareholder is recorded in the share register relating to the circumstances on 7 June 2024. Such registration may be temporary (so-called voting right registration) and is requested from the nominee in accordance with the nominee’s procedures and in such time in advance as the nominee determines. Voting right registrations completed by the nominee not later than 11 June 2024 are taken into account when preparing the share register.

Number of shares and votes

As per the date of this notice there are a total of 53,672,069 ordinary shares outstanding in the company that entitle to one vote per share at the annual general meeting. Furthermore, as of the date of this notice, the company holds 5,908,018 own ordinary shares which cannot be represented at the annual general meeting. Thus, there are a total of 59,580,087 ordinary shares and votes in the company, of which 53,672,069 shares and votes can be represented at the annual general meeting.

Proposed agenda

1.	Opening of the meeting
2.	Election of a chairman of the meeting
3.	Preparation and approval of the voting register
4.	Approval of the agenda
5.	Election of one or two persons to approve the minutes
6.	Determination of whether the meeting was duly convened
7.	Presentation by the CEO
8.	Presentation of the annual report and auditor’s report and the consolidated financial statements and auditor’s report for the group
9.	Resolutions regarding:
(a) Adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet,
(b) Allocation of the company’s profit or loss according to the adopted balance sheet, and
(c) Discharge from liability for board members and the CEO
10.	Determination of the number of members of the Board of Directors and the number of auditors
11.	Determination of remuneration for the Board of Directors and the auditors
12.	Election of the Board of Directors
13.	Election of chairman of the Board of Directors
14.	Election of accounting firm or auditors
15.	Resolution on principles for appointing the nomination committee
16.	Resolution on approval of the Board of Directors’ remuneration report
17.	Resolution to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles
18.	Resolution to authorize the Board of Directors to resolve on transfer of own ordinary shares

19.	Resolution, in order to adopt a long-term performance-based incentive program for members of the Board of Directors, on:
	(a)	Adoption of a long-term performance-based incentive program for members of the Board of Directors
	(b)	Issue of warrants
	(c)	Equity swap agreement with a third party
20.	Resolution, in order to adopt a long-term incentive program for the company’s management and key personnel, on:
	(a)	Adoption of a long-term incentive program for the company’s management and key personnel
	(b)	Issue of warrants
	(c)	Equity swap agreement with a third party
21.	Resolution on amendment of previously outstanding long-term incentive programs adopted in 2020, 2021, 2022 and 2023
22.	Resolution on guidelines on remuneration to group management and board members
23.	Closing of the meeting

Item 2, 10-14 – The nomination committee’s proposal to the annual general meeting 2024

The nomination committee of Calliditas Therapeutics, which consists of Karl Tobieson (Linc AB) (chairman of the nomination committee), Patrik Sobocki (Stiftelsen Industrifonden) and Spike Loy (BVF Partners L.P.) proposes the following:

-	that Dain Hård Nevonen, member of the Swedish Bar Association, shall be appointed chairman at the annual general meeting.
-	that the number of members of the Board of Directors shall be six (6) without deputies.
-	that the number of auditors shall be one (1) without deputies.
-	that the directors’ fee shall be paid with SEK 940,000 (940,000) to the chairman of the Board of Directors and SEK 365,000 (365,000) to each one of the other members who are not employed in the group, SEK 200,000 (200,000) to the chairman of the audit committee and SEK 100,000 (100,000) to the other members of the audit committee who are not employed in the group as well as SEK 50,000 (50,000) to the chairman of the remuneration committee and SEK 25,000 (25,000) to the other members of the remuneration committee who are not employed in the group. In addition to the above-proposed remuneration for ordinary board work, it is proposed that board members residing in the United States shall receive an additional amount of SEK 140,000 (140,000) and board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000 (50,000).
-	that the fee to the auditor shall be paid in accordance with approved statement of costs.
-	that the board members Elmar Schnee, Hilde Furberg, Diane Parks, Henrik Stenqvist, Fred Driscoll and Elisabeth Björk are re-elected as board members for the period up until the end of the next annual general meeting.
-	that Elmar Schnee is re-elected chairman of the Board of Directors.
-	that Ernst & Young AB is re-elected, in accordance with the audit committee’s recommendation. Should Ernst & Young AB be re-elected, the nomination committee notes that Ernst & Young AB has communicated that Jakob Grunditz will be appointed as the auditor in charge.

A presentation of the individuals proposed for re-election is available at www.calliditas.se/en/.

Item 9b – Allocation of the company’s profit or loss according to the adopted balance sheet

The Board of Directors proposes that no dividends shall be paid for the financial year 2023 and that that SEK 904,299 thousand is carried forward.

Item 15 – Resolution on principles for appointing the nomination committee

The nomination committee proposes that the annual general meeting resolves that the principles for appointing the nomination committee shall be left unchanged from the previous year, in accordance with the below.

The nomination committee shall be composed of the chairman of the Board of Directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year. Should any of the three largest shareholders renounce its right to appoint one representative to the nomination committee, such right shall transfer to the shareholder who then in turn, after these three, is the largest shareholder in the company. The Board of Directors shall convene the nomination committee. The member representing the largest shareholder shall be appointed chairman of the nomination committee, unless the nomination committee unanimously appoints someone else.

Should a shareholder having appointed a representative to the nomination committee no longer be among the three largest shareholders at a point in time falling three months before the annual general meeting at the latest, the representative appointed by such shareholder shall resign and the shareholder who is then among the three largest shareholders shall have the right to appoint one representative to the nomination committee. Unless there are specific reasons otherwise, the already established composition of the nomination committee shall, however, remain unchanged in case such change in the ownership is only marginal or occurs during the three month period prior to the annual general meeting. Where a shareholder has become one of the three largest shareholders due to a material change in the ownership at a point in time falling later than three months before the annual general meeting, such shareholder shall however in any event have the right to take part of the work of the nomination committee and participate in its meetings. Should a member resign from the nomination committee before his or her work is completed, the shareholder who has appointed such member shall appoint a new member, unless that shareholder is no longer one of the three largest shareholders, in which case the largest shareholder in turn shall appoint the substitute member. A shareholder who has appointed a representative to the nomination committee shall have the right to discharge such representative and appoint a new representative.

Changes to the composition of the nomination committee shall be announced immediately. The term of office for the nomination committee ends when the next nomination committee has been appointed. The nomination committee shall carry out its duties as set out in the Swedish Code of Corporate Governance.

Item 17 – Resolution to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors to, at one or several occasions and for the period up until the next annual general meeting, increase the company’s share capital by issuing new shares, warrants and/or convertibles. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to such extent that the number of shares issued by virtue of the authorization, or the number of shares created in connection with exercise of warrants or conversion of convertibles, together with any ordinary shares transferred by virtue of the authorization under item 18 below (provided that the annual general meeting resolves in accordance with the proposal), in aggregate does not exceed 20 percent of the total number of ordinary shares issued at the time of the general meeting’s resolution on the proposed authorization, calculated after full exercise of the hereby proposed authorization.

The purpose of the authorization is to increase the financial flexibility of the company and the general flexibility of the Board of Directors. Should the Board of Directors resolve on an issue with deviation from the shareholders’ preferential rights, the reason for this shall be to finance an acquisition of operations, to procure capital to finance the development of projects, repayments of loans or to commercialize the company’ s products. Upon such deviation from the shareholders’ preferential rights, the new issue shall be made at market terms and conditions.

The CEO shall be authorized to make such minor adjustments to this resolution that may be necessary in connection with the registration thereof.

Item 18 – Resolution to authorize the Board of Directors to resolve on transfer of own ordinary shares

In 2022, Calliditas Therapeutics had a so called At-The-Market program (“ATM Program”) in place, directed towards the US market. In order to facilitate for the implementation of the ATM program, the annual general meeting 2022 adopted resolutions whereby, among other things, a new class of shares (C-shares) was introduced in the articles of association and the Board of Directors was authorized to resolve on the issue, repurchase and transfer of 5,908,019 C-shares after conversion to ordinary shares. On 20 June 2022, the board of directors resolved by virtue of the authorizations to issue and repurchase 5,908,019 C-shares as well as to convert the C- shares to ordinary shares, which the company has held in treasury since. The company did not carry forward with the ATM program after the initial year, meaning that the program have been terminated without any of the 5,908,019 ordinary shares being exercized, and as a complement to the proposal to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles in accordance with item 17 above, the Board of Directors therefore proposes that the annual general meeting resolves to authorize the Board of Directors to resolve on transfer of own ordinary shares in accordance with this item 18.

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors, for the period up until the next annual general meeting, on one or several occasions, to resolve on transfer (sell) of own ordinary shares. Transfers may be carried outside Nasdaq Stockholm at a price with or without deviation from the shareholders’ preferential rights, against cash payment or against payment through set-off or in kind, or on other conditions. Upon such transfers, the price shall be established so that it is not below market price. Transfers of own ordinary shares pursuant to this item may be made by a maximum of 5,908,018 ordinary shares held by the company at the time of this notice (or the lower number of own ordinary shares held by the company at any given time), provided that the total number of shares transferred, together with shares issued or shares that may be created in connection with the exercise of warrants or conversion of convertibles issued by virtue of the authorization under item 17 above (provided that the annual general meeting resolves in accordance with the proposal), in aggregate does not exceed 20 percent of the total number of ordinary shares issued at the time of the general meeting’s resolution on the proposed authorization, calculated after full exercise of the proposed authorization under item 17.

The purpose of the authorization is to finance an acquisition of operations, to procure capital to finance the development of projects, repayment of loans or to commercialize the company’ s products.

Item 19 – Resolution, in order to adopt a long-term performance-based incentive program for members of the Board of Directors, on:

The nomination committee proposes that the annual general meeting resolves to implement a long-term performance-based incentive program for members of the Board of Directors of Calliditas Therapeutics (“Board LTIP 2024”) in accordance with items 19a – 19b below. The resolutions under items 19a – 19b below are proposed to be conditional upon each other. Should the majority requirement for item 19b below not be met, the nomination committee proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 19c below and resolutions under items 19a and 19c shall then be conditional upon each other.

Board LTIP 2024 is a program under which the participants will be granted, free of charge, share awards subject to performance vesting (“Share Awards”) that entitle to ordinary shares in Calliditas Therapeutics to be calculated in accordance with the principles stipulated below, however not more than 50,000 ordinary shares. In order to ensure the delivery of ordinary shares under Board LTIP 2024 not more than 50,000 warrants can be issued in accordance with item 19b below.

19a – Adoption of a long-term performance-based incentive program for members of the Board of Directors

The rationale for the proposal

Board LTIP 2024 is intended for members of the Board of Directors in Calliditas Therapeutics. The nomination committee believes that an equity-based incentive program is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the Board of Directors, and to incentivise the participants on delivering exceptional performance which contributes to value creation for all shareholders. Board LTIP 2024 is adapted to the current position and needs of Calliditas Therapeutics. The nomination committee is of the opinion that Board LTIP 2024 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Share Awards

The following conditions shall apply for the Share Awards.

1.	The Share Awards shall be granted free of charge to the participants as soon as practicable after the annual general meeting.

2.	The Share Awards shall vest gradually over approximately three years, corresponding to three terms up to the date of, whichever is earliest, (i) the annual general meeting 2027 or (ii) 1 July 2027 (the “Vesting Date”), where each term equals the period from one annual general meeting up until the day falling immediately prior to the next annual general meeting or the Vesting Date, as applicable (each such period a “Term”). The Share Awards shall vest with 1/3 at the end of each Term, provided that the participant is still a Board member of Calliditas Therapeutics on the said date. In addition to the vesting conditions just stated, the Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price, in accordance with the vesting conditions below.

3.	The Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price over the period from the date the Share Awards are allocated (“Grant Date”) up to and including the day before the Vesting Date. The development of the share price will be measured based on the volume-weighted average price of the company’s share on Nasdaq Stockholm for the 10 trading days immediately preceding the Grant Date and the 10 trading days immediately preceding the Vesting Date, respectively. In the event Calliditas Therapeutics’ share price has increased by more than 60 percent, 100 percent of the Share Awards shall vest, and should the share price have increased by 20 percent, 33 percent of such Share Awards shall vest. In the event of an increase of the share price of between 20 and 60 percent, vesting of the Share Awards will occur linearly. Should the increase of the share price be less than 20 percent, vesting will not occur at all.

4.	The earliest point in time at which ordinary shares may be obtained from vested Share Awards shall be as soon as possible after the Vesting Date and once an assessment of the performance criteria has been made.

5.	Each vested Share Award entitles the holder to receive one ordinary share in Calliditas Therapeutics without any compensation being payable provided that the holder is still a Board member of Calliditas Therapeutics at the relevant time of vesting with the exception of certain customary “good leaver”-situations (death and permanent incapacity to complete the assignment due to illness or accident) and this shall also apply during the first year up until the day of the annual general meeting 2025.

6.	The number of Share Awards will be re-calculated in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

7.	The Share Awards cannot be transferred and may not be pledged.

8.	The Share Awards can be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

9.	In the event of a public take-over offer, asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Share Awards will vest in their entirety upon completion of such transaction.

10.	The Share Awards shall otherwise be subject to the terms set forth in the separate agreements with the participants and the detailed terms for Board LTIP 2024.

Allocation

The number of Share Awards that shall be granted to each participant shall equal the below amount for the respective participant divided by the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date.

The Share Awards under Board LTIP 2024 shall be awarded in accordance with the following:

•	Share Awards calculated based on SEK 1,300,000 to the chairman of the Board of Directors; and
•	Share Awards calculated based on SEK 500,000 to each of Hilde Furberg, Diane Parks, Henrik Stenqvist, Elisabeth Björk and Fred Driscoll.

In any event, Board LTIP 2024 will comprise a total number of Share Awards which, if all Share Awards are vested in accordance with the vesting conditions above, can entitle to not more than 50,000 ordinary shares in Calliditas Therapeutics.

Preparation of the proposal

Board LTIP 2024 has been prepared by the nomination committee and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies.

Dilution

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 110, Board LTIP 2024 will comprise not more than 34,545 ordinary shares in total, which corresponds to a dilution of approximately 0.1 percent on a fully diluted basis. Taking into account also the ordinary shares which may be issued pursuant to previously implemented incentive programs in the company, the maximum dilution amounts to 10.0 percent on a fully diluted basis. Taking into account also the ordinary shares which may be issued pursuant to previously implemented incentive programs in the company as well as the incentive program for the company’s management and key personnel proposed to the annual general meeting 2024, the maximum dilution amounts to 12.5 percent on a fully diluted basis.

Information about Calliditas Therapeutics’ existing incentive programs can be found in Calliditas Therapeutics’ annual report for 2023, note 10, which is available on the company’s website, www.calliditas.se/en/.

Scope and costs of the program

Board LTIP 2024 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Share Awards shall be expensed as personnel costs over the vesting period and will be accounted for directly against equity. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement during the vesting period.

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 110, the annual cost for the Board LTIP 2024, according to IFRS 2, is estimated at approximately SEK 1.1 million before tax. The estimated IFRS 2 cost has been calculated with a Monte Carlo simulation. The annual cost for social security contributions is estimated at SEK 0.2 million, based on an annual increase in the share price of 10 percent, the aforementioned assumptions and a social security tax rate of 17 percent. The total annual cost for Board LTIP 2024 during the term of the program, including costs according to IFRS 2 and social security charges, is therefore estimated to approximately SEK 1.3 million.

The total cost of the Board LTIP 2024, including all costs referred to above and social security charges, is estimated to amount to approximately SEK 4.0 million under the above assumptions.

Delivery of ordinary shares under Board LTIP 2024

In order to ensure the delivery of ordinary shares under Board LTIP 2024, the nomination committee proposes that the annual general meeting resolves to issue warrants in accordance with item 19b below.

19b – Issue of warrants

In order to ensure the delivery of ordinary shares under Board LTIP 2024 the nomination committee proposes that the annual general meeting resolves to issue not more than 50,000 warrants whereby the company’s share capital can increase by not more than SEK 2,000 in accordance with the following:

1.	The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only vest with Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of Board LTIP 2024. Nefecon AB shall be entitled to transfer the warrants to participants of Board LTIP 2024 or a financial intermediary in connection with the exercise of Share Awards.

2.	The warrants shall be issued free of charge and shall be subscribed for on a subscription list no later than 1 July 2024. The Board of Directors may extend the subscription period.

3.	The detailed terms of the warrants are set out in the complete proposal which is kept available to the shareholders.

4.	The exercise price for subscription for ordinary shares based on the warrants shall correspond to the share’s quota value.

5.	The CEO shall be authorized to make such minor adjustments that may be necessary in connection with the registration of the new issue.

6.	Notification of subscription of ordinary shares by the exercise of Warrants can be made from and including the day of registration of the Warrants with the Swedish Companies Registration Office up until and including 31 December 2027.

7.	Ordinary shares which are issued following subscription shall entitle to participation in the distribution of profits for the first time on the nearest record date occurring after the subscription has been exercised.

19c – Equity swap agreement with a third party

Should the majority requirement for item 19b above not be met, the nomination committee proposes that the annual general meeting resolves that Board LTIP 2024 shall instead be hedged so that Calliditas Therapeutics can enter into an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer ordinary shares of Calliditas Therapeutics to the participants.

Item 20 – Resolution, in order to adopt a long-term incentive program for the company’s management and key personnel, on:

The Board of Directors of Calliditas Therapeutics proposes the introduction of a long-term incentive program for the company’s management and key personnel (including employees and consultants) in accordance with the following.

The Board of Directors proposes that the annual general meeting resolves to implement a long-term incentive program for management and key personnel (including employees and consultants) in Calliditas Therapeutics (“ESOP 2024”) in accordance with items 20a – 20b below.

The resolutions under items 20a – 20b below are proposed to be conditional upon each other. Should the majority requirement for item 20b below not be met, the Board of Directors proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 20c below and resolutions under items 20a and 20c shall then be conditional upon each other.

ESOP 2024 is a program under which the participants will be granted, free of charge, stock options to acquire ordinary shares in Calliditas Therapeutics (“Options”), subject to vesting over a three-year period in accordance with the below. The Board of Directors proposes that a maximum of 2,000,000 Options are allocated to the participants.

20a – Adoption of a long-term incentive program for the company’s management and key personnel

The rationale for the proposal

ESOP 2024 is intended for members of management and key personnel (including employees and consultants) in Calliditas Therapeutics. The Board of Directors of Calliditas Therapeutics believes that an equity-based incentive program in the form of stock options is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate competent members of management and key personnel (including employees and consultants) in Calliditas Therapeutics, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders.

The proposed program is key for the company’s ability to attract, retain and motivate competent key persons in the United States as well as in Europe in the company’s operations and commercial functions scaling up the market launch of TARPEYO in the United States and the development of the company’s pipeline assets. During the fourth quarter of 2021, the company received accelerated approval for TARPEYO in the United States and since January 2022, the company commercializes TARPEYO in the United States. TARPEYO received full approval by the FDA in December 2023 . When recruiting and maintaining experienced commercial personnel in the United States and other key employees in the United States and Europe, it is important for Calliditas Therapeutics to be able to offer attractive compensation terms. A competitive equity-based incentive program is a key component in order to be able to attract and retain highly skilled and experienced individuals across clinical development, supply and regulatory areas, as well as relevant capabilities related to Calliditas Therapeutics’ continuous commercialization of TARPEYO in the United States.

The Board of Directors of Calliditas Therapeutics believes that ESOP 2024 will fortify the alignment of the interests of the participants and the interests of the shareholders. ESOP 2024 is adapted to the current position and needs of Calliditas Therapeutics. The Board of Directors is of the opinion that ESOP 2024 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and that ESOP 2024 will be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Options

The following conditions shall apply for the Options.

•	The Options shall be granted free of charge to the participants.

•	The Board of Directors shall resolve upon the allocation of Options between the date of the annual general meeting 2024 and the date of the annual general meeting 2025 (with each respective granting falling on a “Grant Date”).

•	Each Option entitles the holder to acquire one share in Calliditas Therapeutics for a pre-determined exercise price. The exercise price will correspond to 115 percent of the volume weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm during the ten trading days preceding the Grant Date (the “Exercise Price”).

•	ESOP 2024 shall be settled by using a net share-settlement method, as further described below.

•	The Options shall vest over a three-year period, with 20 percent on the first anniversary of the Grant Date, with an annual vesting of 40 percent during the second year after the Grant Date, and with an annual vesting of 40 percent during the third year after the Grant Date, and thereafter be exercisable, provided that the holder, with certain exceptions, still is employed by Calliditas Therapeutics (or, in the case of consultants, still provides services to Calliditas Therapeutics).

•	Following the expiry of the vesting period, the Options may be exercised during a one-year period.

•	The number of Options shall be subject to customary re-calculation, for example in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

•	The Options are non-transferable and may not be pledged.

•	The Options may be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

•	In the event of a public take-over offer, asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Options will vest in their entirety following the completion of a change of control.

Allocation

The right to receive Options shall accrue to up to 250 employees or consultants of the company. The Board of Directors may grant Options, on one or several occasions, between the date of the annual general meeting 2024 and the date of the annual general meeting 2025. The maximum number of Options that may be allocated to the participants under ESOP 2024 is 2,000,000.

The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

Net share-settlement for ESOP 2024

ESOP 2024 shall be settled by using a net share-settlement method (“Net share-settlement”). The Net share- settlement entails that Options are settled by delivering a number of ordinary shares corresponding to the Option Value (as defined below) to the participants free of charge without any payment of the Exercise Price. The number of ordinary shares to be delivered is calculated by deducting the Exercise Price of the exercised Options from the prevailing share price of the Calliditas ordinary shares on the stock market at the time of exercise (“Market Price”) (the “Option Value”) and dividing the Option Value with the Market Price.

Illustrative example of Net share-settlement

A participant in ESOP 2024 holds 100 Options with Market Price of the ordinary shares of SEK 75 and Exercise Price of SEK 50. The difference between the Market Price and the Exercise Price is SEK 25 per option (“Option Value”). Instead of the participant paying the Exercise Price (number of options (100) multiplied by the Exercise Price (SEK 50)) and the company delivering 100 ordinary shares worth 75 SEK each (Market Price), the company would use Net-settlement by delivering ordinary shares in an amount corresponding to the Option Value divided with the Market Price ((25*100)/75) – i.e. the company would deliver 33.33 ordinary shares meaning 33 ordinary shares and SEK 25 in cash. In this example, dilution is therefore reduced by 67 percent.

To enable Net share-settlement, the company intends to issue warrants in accordance with item 20b below.

Preparation, administration and the right to amend the terms of the Options

The Board of Directors is responsible for preparing the detailed terms and conditions of ESOP 2024, in accordance with the above-mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for Calliditas Therapeutics based on foreign tax regulations. The Board of Directors may also make other adjustments if significant changes in Calliditas Therapeutics or its environment would result in a situation where the adopted terms and conditions of ESOP 2024 no longer serve their purpose.

Preparation of the proposal

ESOP 2024 has been initiated by the Board of Directors of Calliditas Therapeutics and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies. ESOP 2024 has been prepared by the Remuneration Committee and reviewed by the Board of Directors.

Dilution

Subject to certain recalculation conditions, the maximum number of ordinary shares that may be issued under ESOP 2024 is 2,000,000 which corresponds to a dilution of approximately 3.25 percent on a fully diluted basis. Taking into account also the ordinary shares which may be issued pursuant to already allocated warrants under the company’s outstanding incentive programs, the maximum dilution amounts to approximately 12.57 percent on a fully diluted basis.

Accounting for the use of the Net share-settlement method, the dilution for ESOP 2024 is expected to be no more than 65 percent of the total program size, representing a dilution of approximately 2.14 percent. Taking into account also the ordinary shares which may be issued pursuant to already allocated warrants under the company’s outstanding incentive programs, including the use of estimated effect of 65 percent of the total program size using the Net share-settlement method for ESOP 2020, 2021, 2022 and 2023, the maximum dilution is expected to approximately 8.59 percent on a fully diluted basis.

Information about Calliditas Therapeutics’ existing incentive programs can be found on Calliditas Therapeutics’ website, www.calliditas.se/en/, under “Remuneration” as well as in the company’s annual report.

Scope and costs of the program

ESOP 2024 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Options shall be expensed as personnel costs over the vesting period. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement according to UFR 7 during the vesting period.

Assuming a share price at the time of allocation of Options of SEK 110, an annual increase in the share price of 10 percent and that all Options are allocated up-front under the assumptions set out under “Dilution” above, the average annual cost for Calliditas Therapeutics according to IFRS 2 is estimated to approximately SEK 31.4 million per year before tax. The average annual social security costs over the vesting period are estimated to approximately a total of SEK 2.3 million, based on the above assumptions, that all Options are fully vested, a vesting period for all Options of three years and social security costs of 17 percent. If necessary, social security costs will be covered by hedging measures through the issue of warrants (see item 20b below) which would be exercised by a financial intermediary in connection with the exercise of the Options. The social security costs associated with ESOP 2024 will be fully covered and will hence not affect the company’s cash flow.

The total cost of ESOP 2024, including all social security costs, is estimated to amount to approximately SEK 101.3 million under the above assumptions.

Delivery of ordinary shares under ESOP 2024

In order to ensure the delivery of ordinary shares under ESOP 2024 and if necessary for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue and use warrants in accordance with item 20b below.

20b – Issue of warrants

In order to ensure the delivery of ordinary shares under ESOP 2024, and, if necessary, for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue not more than 1,300,000 warrants (which includes warrants to potentially hedge social security costs), whereby the company’s share capital could be increased by not more than SEK 52,000.

The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only be granted Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2024. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

The warrants shall be issued free of charge. The exercise price for subscription for ordinary shares based on the warrants shall correspond to the share’s quota value.

The full terms and conditions for the warrants are presented in the complete proposal which is kept available to the shareholders in accordance with the below.

20c – Equity swap agreement with a third party

Should the majority requirement for item 20b above not be met, the Board of Directors proposes that the annual general meeting resolves that ESOP 2024 instead shall be hedged through an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer ordinary shares of Calliditas Therapeutics to the participants.

21  – Resolution on amendment of previously outstanding long-term incentive programs adopted in 2020, 2021, 2022 and 2023

The Board of Directors has considered revised terms and conditions as well as different methods for transfer of ordinary shares to participants under the company’s long-term incentive programs based on employee stock options in order to have relevant terms and manage the programs in a cost-effective and flexible manner and to limit dilution under the ESOP 2024 as well as other outstanding incentive programs.

In light of this, the Board of Directors has proposed that ESOP 2024, in accordance with what is stated above, is implemented with adjusted terms and conditions compared to previous incentive programs whereby settlement of ESOP 2024 shall take place through a Net share-settlement method.

The Board of Directors therefore proposes that the above amendments be approved and apply also to the previously outstanding long-term incentive programs adopted by the annual general meetings 2020, 2021, 2022 and 2023 (“ESOP 2020-2023”) as set out in the following.

The Board of Directors proposes that an amendment of the terms is implemented regarding ESOP 2020-2023. The proposal entails the inclusion of a Net share-settlement method which means that settlement of ESOP 2020- 2023 is carried out using a Net share-settlement method (as described in item 20a above under the heading “Net share-settlement for ESOP 2024”).

In order to ensure delivery of ordinary shares in accordance with ESOP 2020-2023 and to cover costs related to social contributions, the Extraordinary General Meeting 2020 and the Annual General Meetings 2021-2023, respectively, resolved on the issue and transfer of warrants. Since the Board of Directors through this proposal suggests that certain terms for the ESOP 2020-2023 are amended, the Board of Directors also proposes that the Annual General Meeting approves that the warrants issued for hedging purposes under ESOP 2020-2023 may also be used under ESOP 2020-2023 if revised according to this item 21. In line with the previous approvals from the Extraordinary General Meeting 2020 and the Annual General Meetings 2021-2023, respectively, the warrants shall be used to secure the delivery of ordinary shares and to secure social contribution costs.

22 – Resolution on guidelines on remuneration to group management and board members

The Board of Directors proposes that the annual general meeting adopts the following updated guidelines on remuneration to members of group management and board members.

Resolution on guidelines on remuneration to group management and board members

The Board of Directors proposes that the annual general meeting adopts the following guidelines on remuneration to members of group management and board members.

The Board of Directors’ proposal for guidelines for remuneration to group management and board members The executive management for the group falls within the provisions of these guidelines. Executive management refers to the CEO and other members of the executive management, as well as board members. The guidelines are forward-looking, i.e. they are applicable to remuneration agreed, and amendments to remuneration already agreed, after adoption of the guidelines by the annual general meeting 2024. The guidelines shall be in force until new guidelines are adopted by the annual general meeting and for a maximum of four years. These guidelines do not apply to any remuneration decided or approved by the general meeting.

The guidelines’ promotion of Calliditas Therapeutics’ business strategy, long-term interests and sustainability Calliditas Therapeutics’ business strategy is to commercialize its lead candidate Nefecon and accelerate the development of the product pipeline. Calliditas Therapeutics commercialize Nefecon for IgA nephropathy on a standalone basis in the United States market and through partnerships in other regions. Calliditas Therapeutics may also selectively consider leveraging the group’s capabilities through accessing additional product candidates with a strong strategic and commercial fit development and commercialization.

Calliditas Therapeutics’ business strategy and safeguarding of its long-term interests, including its sustainability, presumes that Calliditas Therapeutics is able to recruit and retain qualified personnel. To this end, it is necessary that Calliditas Therapeutics offers competitive remuneration. These guidelines enable Calliditas Therapeutics to offer the executive management a competitive total remuneration.

Types of remuneration

Calliditas Therapeutics shall offer remuneration in accordance with market practice which enables the recruitment and retention of qualified executives. Remunerations within the group shall be based on principles of performance, competitiveness and fairness. The remuneration to the executive management may consist of fixed remuneration, variable remuneration, share and share-price related incentive programs, pension and other benefits. If local conditions justify variations in the remuneration principles, such variations may occur. The fixed remuneration shall reflect the individual’s responsibility and experience level. The fixed remuneration shall be reviewed annually. The variable cash remuneration covered by these guidelines shall aim at promoting Calliditas Therapeutics’ business strategy and long-term interests, including its sustainability, by for example being clearly linked to the business strategy or promote the executive’s long-term development. The satisfaction of criteria for awarding variable cash remuneration shall be measured over a period of one year. Variable remuneration paid in cash may not exceed 80 percent of the annual fixed cash salary. Variable remunerations shall be connected to predetermined and measurable criteria, designed with the aim of promoting the group’s long-term value creation. To which extent the criteria for awarding variable cash remuneration has been satisfied shall be evaluated/determined when the measurement period has ended. The Remuneration Committee is responsible for the evaluation so far as it concerns variable remuneration to the CEO and to other executives. For financial objectives, the evaluation shall be based on the latest financial information made public by the group. Pension shall be premium-based. Variable cash remuneration shall not qualify for pension benefits. For the CEO and other executives, the premium may, in situations where premium-based pension is applicable, amount to a maximum of 30 percent of the annual fixed cash salary. Notwithstanding the above, the Board of Directors is entitled to offer other solutions which, in terms of cost, are equivalent to the above. Executives may be awarded customary other benefits, such as company car, occupational health service, etc. Such other benefits may amount to not more than 15 percent of the fixed annual cash salary. Long-term share-related incentive plans for employees, consultants and certain board members have been implemented in Calliditas Therapeutics. Such plans have been resolved by the general meeting and are therefore excluded from these guidelines. For more information regarding these incentive plans, including the criteria on which the outcome depends on, please see https://www.calliditas.se/en/remuneration/.

Between Calliditas Therapeutics and the CEO, the notice period shall be twelve months upon notice by the company. Upon notice by the CEO, the notice period is six months. For other members of the executive management, notice periods of three to six months apply. During the notice period, normal cash salaries shall be paid. In addition, remuneration may be paid for non-compete undertakings. Such remuneration shall compensate for loss of income and shall only be paid in so far as the previously employed executive is not entitled to severance pay. The remuneration shall amount to not more than 60 percent of the fixed cash salary at the time of termination of employment and be paid during the time the non-compete undertaking applies, however not for more than twelve months following termination of employment. To the extent a board member conducts work for Calliditas Therapeutics, in addition to the board work, consulting fees and other compensation for such work may be payable. For employments governed by rules other than Swedish, pension benefits and other benefits may be duly adjusted for compliance with mandatory rules or established local practice, taking into account, to the extent possible, the overall purpose of these guidelines.

Salary and employment conditions for employees

In the preparation of the Board of Directors’ proposal for these remuneration guidelines, salary and employment conditions for employees of Calliditas Therapeutics have been taken into account by including information on the employees’ total income, the components of the remuneration and increase and growth rate over time, in the Remuneration Committee’s and the Board of Directors’ basis of decision when evaluating whether the guidelines and the limitations set out herein are reasonable.

The decision-making process to determine, review and implement the guidelines

The Board of Directors has established a Remuneration Committee. The committee’s tasks include preparing the Board of Directors’ decision to propose guidelines for executive remuneration. The Board of Directors shall prepare a proposal for new guidelines at least every fourth year and submit it to the general meeting. The guidelines shall be in force until new guidelines are adopted by the general meeting. The Remuneration Committee shall also monitor and evaluate programs for variable remuneration for the executive management, the application of the guidelines for executive remuneration as well as the current remuneration structures and compensation levels in the group. The members of the Remuneration Committee are independent to Calliditas Therapeutics and its executive management. The CEO and other members of the executive management do not participate in the Board of Directors’ processing of and resolutions regarding remuneration-related matters in so far as they are affected by such matters.

Derogation from the guidelines

The Board of Directors may temporarily resolve to derogate from the guidelines, in whole or in part, if in a specific case there is special cause for the derogation and a derogation is necessary to serve Calliditas Therapeutics’ long- term interests, including its sustainability, or to ensure the group’s financial viability. As set out above, the Remuneration Committee’s tasks include preparing the Board of Directors’ resolutions in remuneration-related matters. This includes any resolutions to derogate from the guidelines.

Description of material changes to the guidelines and how the views of shareholders’ have been taken into consideration

The proposal for guidelines to be presented at the annual general meeting 2024 entails a change regarding that the variable remuneration paid in cash may not exceed 80 percent of the annual fixed cash salary, as opposed to the previous guidelines which stated 60 percent. Otherwise, the proposal does not entail any material changes in relation to the company’s existing guidelines on remuneration. The Board of Directors has not received any comments from the shareholders to consider in the preparation of this proposal.

Majority rules

The implementation of the Board of Directors’ proposals under items 17 and 18 are subject to the approval at the annual general meeting with at least two thirds (2/3) of both the votes cast and of the shares represented at the meeting. Resolution in accordance with items 19b, 20b and 21 above requires approval of at least nine tenths (9/10) of the shares represented and votes cast at the annual general meeting.

Shareholder’s right to obtain information

Shareholders are reminded of their right to, at the annual general meeting, obtain information from the Board of Directors and CEO in accordance with Chapter 7 Section 32 of the Companies Act. Shareholders who wish to submit questions in advance may do so by sending post to Calliditas Therapeutics AB (publ), att. Fredrik Johansson, Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, or via e-mail to fredrik.johansson@calliditas.com.

Other information

The annual report and the auditor’s report for the financial year 2023, proxy form and advance voting form, the remuneration report and other supporting documents for the general meeting, including complete proposals, as well as the statement from the auditor pursuant to Chapter 8, Section 54 of the Companies Act will be available to the shareholders at the company’s office on Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, and on the company’s webpage, www.calliditas.se/en/, no later than 27 May 2024. In connection with the publication of the notice, the nomination committee’s proposal and motivated statement will be available on the address stated above as well as on the website stated above. Copies of the documents will be sent to the shareholders who so request and who states their postal address.

Processing of personal data

For information on how your personal data is processed, please see the integrity policy that is available at Euroclear’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Stockholm, May 2024

Calliditas Therapeutics AB (publ)

The Board of Directors

This is an in-house translation of the Swedish original wording. In case of discrepancies between the English translation and the Swedish original, the Swedish text shall prevail.